[BorgWarner logo]

October 25, 2006

Sarah Kalin, Esq.
Legal Branch Chief
Structural Finance, Transportation and Leisure
Securities and Exchange Commission
100 F Street, N.W.
Washington DC 20549

Re:    BorgWarner Inc.
Registration Statement on Form S-3, Registration No. 333-73840
Post-Effective Amendment No. 2 to Registration Statement on
Form S-3, Registration No. 333-84931

Dear Ms. Kalin:

Pursuant to Rule 477 and Rule 478, BorgWarner Inc. (the “Company”) hereby requests (i) the withdrawal of its Registration Statement on Form S-3 (registration no. 333-73840 filed on November 21, 2001) (the “Registration Statement”) and (ii) the withdrawal of post-effective amendment No. 2 to its Registration Statement on Form S-3 (registration no. 333-84931 filed on November 21, 2001) (the “Post-Effective Amendment”). Neither the Registration Statement nor the Post-Effective Amendment was ever declared effective and no securities were sold in connection with the offering contemplated by the Registration Statement and the Post-Effective Amendment. It is our understanding that, notwithstanding the withdrawal of the Post-Effective Amendment, our Registration Statement on Form S-3 (registration no. 333-84931), remains effective.

Due to the period of time that has elapsed since the filing of the Registration Statement and the Post-Effective Amendment, the Company has determined that there is no longer any need for the Registration Statement or the Post-Effective Amendment and that it would not be in the best interests of the Company to pursue the effectiveness of the Registration Statement or the Post-Effective Amendment at this time.

The Company believes that withdrawal of the Registration Statement and the Post-Effective Amendment is consistent with the public interest and the protection of investors. Accordingly, the Company hereby requests that the Securities and Exchange Commission consent to this application for withdrawal and issue an order granting such withdrawal as promptly as possible.

If you have any questions regarding this withdrawal application, please contact the undersigned at (248) 754-0831 or Brad B. Arbuckle, Esq. at (248) 267-3283.

Sincerely,

BorgWarner Inc.

/s/ Laurene H. Horiszny
Laurene H. Horiszny
Vice President, General Counsel & Secretary